Milacron Holdings Corp.

3010 Disney Street

Cincinnati, OH 45209

(513) 487-5000

June 22, 2015

VIA EDGAR AND EMAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Amanda Ravitz

Re:	Milacron Holdings Corp.

Registration Statement on Form S-1

File No. 333-203231

Dear Ms. Ravitz:

We refer to the registration statement on Form S-1 (File No. 333-203231) (as amended, the “Registration Statement”) of Milacron Holdings Corp. (the “Company”), relating to the registration of the Company’s common stock, par value $0.01 per share.

In accordance with Rules 460 and 461 under the Securities Act of 1933, as amended, the Company hereby respectfully requests the acceleration of the effectiveness of the Registration Statement so that it may become effective at 4:00 p.m. (Eastern time) on Wednesday, June 24, 2015 or as soon as practicable thereafter.

The Company hereby acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission

June 22, 2015

In addition, the Company hereby confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

Please call Heather L. Emmel of Weil, Gotshal & Manges LLP at (212) 310-8849 to confirm the effectiveness of the Registration Statement.

Very truly yours,

Milacron Holdings Corp.

By:	/s/ Hugh C. O’Donnell
	Name:	Hugh C. O’Donnell
	Title:	Vice President,
General Counsel and Secretary